February 11, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 31, 2013, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012

File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter in response to the staff’s comments set forth in the staff’s letter, dated January 31, 2012, regarding the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission (“SEC”) on March 14, 2012 (the “Annual Report”), and as a follow-up to the staff’s letter, dated December 14, 2012, in this connection, our subsequent response thereto, dated January 14, 2013, and the discussion on this subject on February 1, 2013, among the staff and representatives of the Company and its auditors. For your convenience, the staff’s comments in the January 31, 2013 letter are included below and we have ordered our responses accordingly.

Our responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Description of Business, page 5

Staff Comment No. 1

We note your response to comment 1 from our letter dated December 14, 2012. Please forward to our engineer, as supplemental information and not as part of your filing, the contract with Cameco regarding your mineral processing, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Company Response:

We will provide the documentation you have requested on a CD, formatted as requested, to the attention of your engineer, under separate cover, which is being sent concurrently with the filing of this response letter.

Staff Comment No. 2

We note your response to comment 2 from our letter dated December 14, 2012. Please address the following with respect to the material that you have provided:

•	Explain the basis for the total production tonnage listed in your cash flow statement. For example, tell us if this tonnage is from Nichols Ranch or from other properties. For each property discussed in your response, explain the status of the permitting and, as necessary, provide references to technical reports in regards to these tonnages.

•	Explain how the recovery factor used in your cash flow statement was determined and compare this recovery factor to the mining and metallurgical test work you have performed. Please provide technical report references in your response.

•	Please explain how you determined the uranium pricing used in your cash flow statement. Tell us if you have performed an analysis using the 3-year average commodity price.

•	Tell us how you determined your operating costs, providing references to your technical reports as necessary. Explain the effect of the Cameco processing agreement on your operating costs.

Company Response:

First bullet point:

The mineral resource estimates were determined for the Nichols Ranch Unit, the Hank Unit and Jane Dough Unit (including the Doughstick and South Doughstick Properties) and are discussed in the Project Technical Reports (Brown, 2009, TREC 2008, 2010a, 2010b). Our production plan called for pounds (tonnage) from these units in the following order: Nichols Ranch, Hank and Jane Dough. A schedule of production, attached, illustrates the source and timing of production when we analyzed feasibility.

In December 2010, we received the Permit to Mine from the Wyoming Department of Environmental Quality – Land Quality Division (”WDEQ-LQD”) for the Nichols Ranch Unit and the Hank Unit. We then commenced preparation of the environmental permit and license applications for the Jane Dough unit, as an amendment to our primary Permit to Mine. In July 2011, we received our Source Material License from the U.S. Nuclear Regulatory Commission, which was the final authorization required to allow us to begin construction of our Nichols Ranch ISR Uranium Project. The Company also plans to file the Source Material License application with the Nuclear Regulatory Commission for the Jane Dough unit as an amendment to its primary Source Material License.

Second bullet point:

The “recovery factor” used in economic and technical studies of planned in-situ recovery (“ISR”) uranium mining projects is a very important number as it directly relates to the estimate of the amount of uranium that will be extracted from the ore body. The recovery factor, expressed as a percent, multiplied by the measured and indicated uranium resources in the ground equals the best estimate of the quantity of uranium that will be extracted (produced) during the mining process. The uranium mining industry’s standard procedure for establishing a recovery factor prior to mining for any given ISR uranium deposit is to use a drilling rig to bore a small diameter hole through the mineralized zone and collect a sample of the rock (called a core). This core sample is then taken to a certified laboratory where metallurgical tests are performed. These type of tests are typically referred to as bench leach tests or leach amenability studies and they are designed to approximate the actual ISR mining conditions experienced during mining operations. The core sample undergoes leaching in the laboratory and the percentage of uranium recovered from the sample can be measured and expressed as a percentage of the total uranium in the sample prior to the start of the leaching test.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Uranerz had leach amenability studies performed on cores from the three units that make up the Nichols Ranch project; the Nichols Ranch unit, the Jane Dough (Doughstick and South Doughstick) unit and the Hank unit. The studies reported recovery factors of 73% 1 , 77% 2 , 88% 3 , and 67% 4 , respectively. For the Nichols Ranch ISR uranium project unpublished feasibility study, the independent third-party contractor that prepared the report applied the more conservative recovery factor of 73% for all three units since the Nichols Ranch unit will be the first unit to be mined and the Hank unit leach amenability test had not yet been performed at the time the feasibility report was prepared.

In reviewing reports from our ISR uranium mining peer group with projects in the U.S., Uranerz found the following numbers for the estimated pre-mining recovery factors:

1)	Uranium Energy Corporation (Goliad Project – Texas)	86% to 89%
2)	Ur Energy Corporation (Lost Creek Project – Wyoming)	80%
3)	Peninsula Energy (Lance Project – Wyoming)	76%
4)	Bayswater / AUC (Reno Creek Project – Wyoming)	71%
5)	Uranium Resources Inc. (Church Rock Project – New Mexico)	67%

The average of the three Wyoming projects listed in the above table is 76%.

1 Energy Laboratories, Inc. letter report to Uranerz dated June 4, 2007

2Energy Laboratories, Inc. letter report to Uranerz dated February 6, 2009

3Energy Laboratories, Inc. letter report to Uranerz dated February 6, 2009

4R and D Enterprises, Inc. letter report to Uranerz dated April 4, 2011

Mineral Processing and Metallurgical Testing for the Project are discussed in the Project Technical Reports (Brown, 2009, TREC 2008, 2010a, 2010b). We refer you to Section 18-20, Mineral Processing and Metallurgical Testing, of the reports.

Third bullet point:

Our uranium price assumptions were sourced from the RBC Dominion Securities Uranium Market Outlook, Fourth Quarter 2010. The starting price in 2010 was $60 per pound. We examined historical prices for the prior three years, which averaged $69.45 per pound, and determined that our price projections were reasonable.

Fourth bullet point:

We determined our operating costs by evaluating each process unit operation and the associated required services (power, water, air, waste disposal), infrastructure (offices, change rooms shop), salary and burden and environmental control (heat, air conditioning, monitoring). In addition, operating costs also include construction of wellfields in part of Production Area 1 and Production Areas 2 through 5 in years 2012 through 2019. The basis for the operating estimate was the development plan based on design wellfield flows and head grade, process flow-sheets, preliminary process design, materials balance and project manpower schedule. The Annual operating and the Closure Cost Summary for the Processing Facility are provided in Table 3 of our internal Feasibility Study. Appendix C provided the details for the operating cost estimate and Appendix D provided the details for the Closure cost estimate. The operating costs are based on a full processing plant at Nichols Ranch. The plant salaries and wages, plant processing costs, and plant power are the three areas where operating costs will change depending on if the resin is processed at Nichols Ranch or at Smith Ranch. In March 2011, we estimated that it would cost us $3.58 to process the loaded resin into drummed yellowcake, the functions proposed by Cameco. This reduction would be offset by a modest new expense to transport unprocessed material to Cameco’s facility and enhanced by a significant decrease in capital costs and complexities related to the resin processing, drying and packaging activities.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Item 8. Financial Statements and Supplementary Data, page 55

Notes to the Consolidated Financial Statements, page F-8

4. Construction in Progress, page F-11

Staff Comment No. 3

•	We considered your response to prior comment 5. To support your accounting to capitalize the costs reported as site, wellfield and mine development, please address the following issues. We note your response states that the capitalized costs represent the development of a mine for extraction and they are distinct from the exploration activities expensed. We also note that you are an exploration stage company as defined by Industry Guide 7 with no proven or probable reserves established. Please tell us how these activities qualified as activities in development stage in accordance with Industry Guide 7.

•	Your response states that these capitalized costs were incurred after you had determined that the mine was technically and commercially viable. Please clarify for us how you considered your mine “technically and commercially viable” without the existence of reserves.

•	You state that the costs were capitalized as they represent internally developed identifiable intangible and tangible assets with future economic benefits. Please provide us with your determination of the future economic benefits associated with the costs reported as site, well field and mine development when you do not have proven or probable mineral reserves established.

•	We note your accounting policy for “capitalization of mine development costs that meet the definition of an asset commence once all operating mineralization is classified as proven and probable reserves...” Please tell us how you concluded that your accounting treatment is consistent with your policy when you do not have proven and probable reserves established.

Company Response:

The Company discloses itself as an exploration stage company in its financial statements and its filings with the Commission in accordance with Industry Guide 7. The Company’s accounting policy is to expense all exploration costs in accordance with U.S. generally accepted accounting principles and based on the guidance in Industry Guide 7. The Company also does not have a “bankable” feasibility study and therefore does not have Industry Guide 7 compliant proven and probable reserves. Accordingly, the Company recognizes that it is not a “development stage” company under Industry Guide 7 and that capitalization of costs related to its construction of the processing plant and related buildings (“Processing Facility”) at the Nichols Ranch mine on the basis that it was/is a development stage company or that the costs were related to a development stage project would not be permissible under Industry Guide 7. However, the Company is of the view that the capitalization of the majority of the costs incurred in the construction of its Processing Facility is supported on an alternative basis under ASC 360 Property Plant and Equipment (“ASC 360”) and Statement of Financial Accounting Concepts No. 6 (“CON 6”), as more fully described below.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Consistent with its disclosed accounting policy, all mineral property exploration costs, are expensed as incurred. The costs expensed include all costs related to evaluating, exploring, mapping, testing and drilling the properties as well as certain infrastructure installed below ground in relation to these properties. Through December 31, 2011, the cumulative exploration costs incurred and expensed as mineral property expenditures totaled $53,100,000. The majority of the mineral property exploration costs expensed relate to the Nichols Ranch property, however, some of these costs relate to the Company’s Hank Property, Jane Dough Property, and various other properties also controlled by the Company (Reno Creek, West North-Butte, and North Rolling Pin).

In 2008, management commissioned a preliminary economic analysis and assessment of certain of its properties, the Nichols Ranch property and Hank properties in particular, and subsequently, in 2010, conducted an internal feasibility study of its properties listed above, as well as numerous environmental studies. The Company management also submitted licensing applications for mine approval on its Nichols Ranch property during these years. In mid-2011, the Company was granted a penultimate Source Materials License from the US Nuclear Regulatory Commission, which allowed it to commence uranium mining operations subject to meeting certain conditions.

Based on the internal feasibility report in 2010 and having obtained all of the necessary permits, management determined that a mine was “technically and commercially viable” and embarked on a comprehensive plan to develop and mine both the Nichols Ranch and later the Hank properties with further plans to develop and mine other properties in due course. On the basis of the comprehensive development plan, the Company began capitalizing the costs relating to constructing a Processing Facility located near the Nichols Ranch property during 2011. The costs that were incurred and capitalized to construction in progress in 2011 consisted of mobile construction equipment, site preparation related directly to the Processing Facility (access roads, grading etc.), the Processing Facility itself (building footings and foundation, building structure, roof etc.), processing equipment located inside the buildings (including the ion exchange unit, tanks, pumps, electrical control equipment and piping related directly to the processing facility), and various lateral piping networks, pumps and electrical equipment used to network the production wells to the Processing Facility. The total amount of the costs capitalized to Construction in Progress as at December 31, 2011 is $9,754,000, as described in detail below.

As stated above, the Company recognizes that it is not a development stage company. While the costs that were capitalized were incurred after management internally determined a mine was “technically and commercially viable”, the Company acknowledges that such costs do not represent “development” costs being capitalized pursuant to this disclosed accounting policy because the Company does not have proven and probable reserves under Industry Guide 7. Instead, as discussed below, the Company is of the view that a majority of these costs are properly capitalized under ASC 360 and CON 6.

Costs capitalized by the Company under the heading Construction in Progress represent the construction of a Processing Facility which is an internally generated group of assets with future economic benefits beyond proven and probable reserves. Costs capitalized as Construction in Progress include $1,232,000 classified as “Site”, $3,342,000 classified as “Wellfield”, and $1,391,000 classified as “Mine development cost”.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Site costs of $1,232,000 include amounts representing the preparation of the physical site for the Processing Facility. These costs include the installation of access roads ($103,000), fencing ($106,000), utilities, water and septic ($184,000), cement silo pads ($258,000), grading and preparation of the site for buildings ($478,000) and other miscellaneous costs ($103,000).

Mine Development costs of $1,391,000 include amounts representing the soft costs associated with the construction of the Processing Facility. These costs include license costs ($653,000), construction management and labor costs ($573,000), consultants ($54,000), and other miscellaneous costs directly associated with the construction of the plant facility and other related buildings ($111,000). These costs are properly capitalized under ASC 360, as more fully described below. The Company agrees that use of the word “development” in describing these costs was not appropriate, and will revise the disclosure in its restated financial statements, as described below, and its future filings to properly allocate and describe these costs as plant, buildings and equipment.

Wellfield costs of $3,342,000 include amounts representing the installation of a piping/well systems to inject a water-leaching solution into the mineralized zone and to recover the uranium-enriched water after it has flowed through the mineralization. These costs include the drilling of production wells ($1,526,000), drilling of monitor wells ($1,098,000), construction of the above ground header houses ($175,000), above ground electrical ($370,000), and other miscellaneous costs ($173,000). The production well costs of $1,526,000 consist of drilling ($334,000), cement ($83,000), casing and parts ($442,000) and recoverable well equipment ($667,000). The monitor well costs of $1,098,000 consist of drilling ($827,000), cement ($40,000), casing and parts ($197,000) and recoverable well equipment ($34,000). The recoverable amount of costs associated with header houses, electrical and other costs, total $560,000. The aggregate recoverable costs included in the Wellfield are $1,261,000 and the aggregate non-recoverable costs included in the Wellfield are $2,081,000.

The Company acknowledges that the non-recoverable costs of $2,081,000 associated with the construction of the wells themselves do not meet the requirements for capitalization under ASC 360 and CON 6 because these assets are situated below ground and are otherwise not recoverable through any alternative means or use. On that basis, the amount of $2,081,000 should have been expensed as exploration costs pursuant to the Company’s disclosed accounting principles. They do not meet the definition of an asset since they were not exchangeable. These costs relate to the below surface costs that cannot be moved or reused at other sites or sold for salvage value. The Company will restate the financial statements for any period in which those expenses are material; accordingly the Company proposes to restate its financial statements for the year ended December 31, 2011 and for each of the first three quarters for the fiscal year ended December 31, 2012. The Company will not capitalize non-recoverable costs moving forward, unless and until, it has reported proven and probable reserves under Industry Guide 7 and such costs relate to the development of those reserves.

Except for the non-recoverable costs of $2,081,000 related to the wells described above, the balance of the costs comprising the $9,754,000 figure (i.e. $9,754,000 – $2,081,000 = $7,673,000) are properly capitalized, as part of the Processing Facility comprised of:

Site	$1,232,000
Facility construction costs	$1,391,000
Wellfield above ground systems	$1,261,000
Building	$1,991,000
Mobile equipment	$1,323,000
Field equipment	$475,000
Total	$7,673,000

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

The Company confirms that the $7,673,000 in costs capitalized to construction in progress do not represent development costs being capitalized pursuant to its disclosed accounting policy on mineral property costs. However, these costs have been properly capitalized under ASC 360 and CON 6. The Company’s reasoning in making this determination is as follows:

CON 6, defines an asset as: “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions and events.” The Company believes that these capitalized costs contain all three characteristics of Assets as described in CON 6.

The capitalized Processing Facility construction costs meet this definition as the plant represents a probable future benefit, is controlled by the Company and the Company has incurred the expenditure that creates the right to control the future probable benefit. Footnote 18 of CON 6 states, “Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved”. Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain.

Costs incurred to construct the Processing Facility represent a probable future economic benefit that in combination with other assets contributes directly or indirectly to future cash net inflows to the Company. These capitalized costs are recoverable through use in conjunction with other assets, resources beyond proven and probable reserves, relocation or salvage. The Company believes, based on the internal assessments of economic viability described above, that all costs incurred to construct the Processing Facility are recoverable, either by the Company in the future processing of uranium enriched solution obtained from properties controlled by the Company, processing uranium enriched solution on behalf of third parties which currently control uranium properties in the same area as the Company’s properties near the Processing Facility, through future sale of the facility or the provision of processing services, or through any combination of these alternatives. In making this determination, the Company has considered that the cost of the assets under construction is recoverable independent of whether the Company’s mineral properties do or do not contain proven and probable reserves as defined under Industry Guide 7. Large portions of the Processing Facility could be moved to other properties, sold as is to a third party, or recovered through salvage. The recovery of the Processing Facility’s value is not dependent on processing uranium enriched solution from the Company’s properties.

The Company has considered that there are two other very large uranium companies currently mining uranium within 25 air miles of the Processing Facility that the Company is constructing. Should the Company be unable to recover the costs incurred to construct the Processing Facility through the processing of uranium from its properties, the Company could potentially use the Processing Facility to process uranium mined at one of the other mines in the region. Mutually beneficial agreements between the resource companies operating in a common area for processing of uranium is not uncommon. For example, the Company currently has a processing agreement with Cameco Resources whereby the Company will deliver uranium-loaded resin produced from its Nichols Ranch facility to Cameco’s Smith Ranch Highland uranium mine for final processing into dried uranium. Cameco’s Smith Ranch Highland mine is located in the Powder River Basin approximately 25 air miles south of the Company’s Nichols Ranch project. Use of the Company’s facility to process uranium enriched solution from the other two companies operating in the region is both technically feasible and economically viable.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Finally, the Company could recover the costs capitalized to construct the Processing Facility by selling the processing facility to one of the other two companies mining uranium in the region or selling its various parts to other uranium companies. This assessment is supported by the fact that prior to constructing the buildings and processing plant, the Company attempted to buy a similar facility in the region at a cost well in excess of the costs capitalized to date during the construction of this Processing Facility. The facility was eventually sold to another company for $35 million in cash. The purchase included the licensed and permitted Irigaray ISR processing facility, the Christensen Ranch satellite ISR facility and associated U3O8 resources, all located within approximately 15 miles to the north-northwest of the Company’s Nichols Ranch mine and Processing Facility under Construction.

The Company also believes that the expenditures capitalized during the construction of the Processing Facility represent the construction of property, plant and equipment as described in ASC 360 paragraph 360-10-05-03 which states “Property, plant and equipment typically consist of long-lived tangible assets used to create and distribute an entity’s products, including land improvements, buildings and machinery and equipment.”

The Company believes that the costs incurred and classified under Site and Mine Development costs, as well as a portion of the Wellfield costs, are described in ASC 360 – Property, Plant and Equipment paragraph 360-10-30-1, which states “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.” The glossary defines these activities as: “The term activities is to be construed broadly. It encompasses physical construction of the asset. In addition, it includes all the steps required to prepare the asset for its intended use. For example, it includes administrative and technical activities during the preconstruction stage, such as the development of plans or the process of obtaining permits from governmental authorities. It also includes activities undertaken after construction has begun in order to overcome unforeseen obstacles, such as technical problems, labor disputes, or litigation.”

The Company also assesses whether impairment is necessary at the end of each reporting period. The Company assessed this impairment under ASC 360-10 for a long-lived asset under development and ASC 360-930 which indicates that value beyond proven and probable reserves should be included in future cash flow estimates used for impairment tests. The Company determined that the carrying value of these costs is in excess of the discounted and undiscounted cash flows contained in the Company’s economic studies and business plan. In addition the Company believes that the carrying value could be recovered from cash flows associated with the timely disposal of the Plant Facility itself and its various assets. The Company continues to consider whether an indication of impairment is present at each reporting period.

Our accounting policy for mineral property costs is “Capitalization of mine development costs that meet the definition of an asset commence once all operating mineralization is classified as proven and probable reserves, and a bankable feasibility study has been completed or the Company determines that a mine will be developed.”

The Company does not believe that the capitalization of the costs incurred to construct the Processing Facility in accordance with ASC 360 and CON 6 is incompatible with the policy stated above for mineral property costs. As noted above, in relation to those costs incurred in the construction of the Processing Facility that do not meet the considerations of ASC 360 and CON 6 as discussed, such costs will be expensed, unless and until, capitalization can be made pursuant to the above policy.

USA OPERATIONS		CANADA OPERATIONS		NYSE MKT: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Conclusion:

As set out above, the Company has determined that its capitalization of certain expenditures in the amount of $2,081,000 was not fully in accordance with US GAAP and Industry Guide 7 or ASC 360 and CON 6. However, it is our conclusion, following our review, that all exploration costs, including amortization of capital assets used in exploration activities, were properly expensed prior to the establishment of proven and probable reserves and that capitalized expenditures included in Construction in Progress (excluding the non-recoverable wellfield amount of $2,081,000 noted above) represent assets in accordance with CON 6 and that recoverability of the costs of those assets is supportable in accordance with the provisions of ASC 360.

In subsequent filings and in the restated financial statements, the Company will clarify its accounting policies by adding a Note: Construction in Progress.

Certain costs incurred constructing assets for a mineral processing facility are capitalized (Note X). These assets include the site preparation, processing plant and equipment for in situ uranium mining. The Company determined that these costs meet the definition of an asset and that they are recoverable through economical use, salvage value or transfer of the assets to other locations. These costs are tested for impairment using estimated future cash flows based on value beyond proven and probable reserves, in accordance with ASC 360 and CON 6 for property, plant and equipment.

We have also considered our obligation under Form 8-K and within four days of the date of this letter, we will file a Form 8-K under Item 4.02(a), “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review,” providing information responsive to that Item.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely,

Uranerz Energy Corporation

/s/ Benjamin Leboe

Benjamin Leboe

Senior Vice President, Finance and Chief Financial Officer